

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 24, 2018

Anton Dibowitz
Chief Executive Officer
New SDRL Limited
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

> **Re:** **New SDRL Limited**
> **Registration Statement on Form F-1**
> **Filed April 26, 2018**
> **File No. 333-224459**

Dear Mr. Dibowitz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1.   You currently identify Georgina Sousa of Bermuda as your agent for service. Please instead provide the name and address of your agent for service in the United States, as Schedule A of the Securities Act requires.

Certain Terms Used in This Prospectus, page v

2.   Provide updated information regarding the status of the Plan and all related matters including its "Effective Date" throughout your prospectus, once that information becomes available. For example, aside from effectiveness of the registration statement, briefly identify the status of the other conditions precedent to effectiveness of the Plan.

At page 15, you indicate that the Bankruptcy Court approved the Plan on April 17, 2018, and that all conditions precedent must be satisfied prior to effectiveness.

Directors, Senior Management and Employees, page 26

3.   Once known, please update the disclosure in this section to identify the new directors and members of senior management, If you retain the suggestion that your corporate governance may change prior to the Effective Date, explain to us why there is uncertainty in that regard.

Security Ownership of Certain Beneficial Owners and Management, page 29

4.   With your next amendment, please update this disclosure to include the number of shares and to disclose the securities holdings of your principal shareholders.

Selling Shareholders, page 30

5.   Please include the selling shareholders information in your next filing. In this regard, we note that on April 17, 2018, you entered into a registration rights agreement with certain commitment parties, as selling shareholders.

United States Federal Income Tax Considerations, page 48

6.   Item 601(b)(8) of Regulation S-K requires you to file as an exhibit an opinion of counsel when you make representations as to tax consequences and the consequences are material. Please file the requisite opinion, or explain to us why you fail to do so.

Incorporation of Certain Information by Reference, page 58

7.   Please revise the list of incorporated filings to specify the name of the company at the time it filed the Form 20-F and to include the SEC file number for that filing.

Exhibits

8.   Pursuant to the investment agreement dated September 12, 2017, as amended, we note that certain commitment parties will be issued common shares. Please file the Investment Agreement as an exhibit. Identify in the amended Form F-1 the commitment parties, or explain why you omit this information. Also revise the discussion at page 27 relating to the seventh director to explain briefly how the "mutual agreement" operates if the three named parties do not agree on the seventh director notwithstanding the "not unreasonably withhold" provision discussed at page 37.

Closing Comments

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Natural Resources

cc: Dennis M. Myers, P.C.
       Wayne E. Williams
       Kirkland & Ellis, LLP